SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__18__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               June 4, 2001
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  652484601                 13D          Page 2 of  10 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            4,752,696
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             4,752,696
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,752,696
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       43%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of J. Morton Davis excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 other than the Reporting Parties.

CUSIP No.  652484601                 13D           Page 3 of 10 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,835,412
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,835,412
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,835,412
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                      *SEE,INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of D.H. Blair Investment Banking Corp excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 other than the Reporting Parties.

CUSIP No.  652484601                 13D                   Page 4 of 10 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,787,717
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,787,717
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,787,717
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [X] (1)

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       16.8%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) The beneficial ownership of Rosalind Davidowitz excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 other than the Reporting Parties.

                                                  Page 5 of 10 pages
Form 13D is hereby amended as follows:


Item 2. (a)   J. Morton Davis,  D.H.  Blair  Investment  Banking Corp.  ("Blair
              Investment")  and  Rosalind   Davidowitz, (together,  the
              "Reporting Parties").

Item 3. Source and Amount of Funds or Other Consideration:

               D.H. Blair Investment Banking Corp. purchased 250,000 shares of Common Stock at a price of $1.00 per share. The source of funds was working capital, a portion of which was from a repayment of a note by Issuer to Blair Investment. These shares were immediately surrendered to the Issuer.

Item 4  Purpose of Transaction

                None of the purposes set forth in (a) through (j) of Item 4, apply to this transaction.

Item 5.   Interest in the Securities of the Issuer is amended in its entirety:




     (a) As of June 4, 2001, Mr. Davis may be deemed to beneficially own 4,752,696 shares or 43% of the Issuer's shares issued and outstanding as follows: (i) 129,567 shares owned directly by Mr. Davis, (ii) 2,454,999 shares owned by Blair Investment, (iii) Warrants to purchase 157,867 shares owned by Blair Investment (iv) 22,546 shares issuable upon exercise of 5,900 shares of $10 convertible preferred stock owned by Blair Investment, (v) 200,000 shares issuable upon conversion of 8% Convertible Notes owned by Blair Investment, and (vi) 1,787,717 shares owned by Rosalind Davidowitz (1).

          As of June 4, 2001, Blair Investment may be deemed to beneficially own 2,835,412 shares or 25.7% of the Issuer's shares as indicated in (ii)
          - (v) above.

          As of June 4, 2001, Rosalind Davidowitz may be deemed to beneficially own 1,787,717 shares or 16.8% of the Issuer's shares as indicated in
          (vi) above.

      (b) See numbers (7) - (10) on the cover page, of this form for each Reporting Party.

          The beneficial ownerhsip of the Reporting Parties excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 of the previously filed 13D and in Item 6 of this amended 13D, other than the Reporting Parties.




NEWY1:2002512:3:6/5/01


         Item 6.      Contracts, Arrangements, Understandings or Relationships
                       With Respect to Securities of the Issuer.

     The Reporting Parties, James A. Finkelstein ("James Finkelstein"), the Issuer, Wilbur L. Ross ("Ross"), Jerry Finkelstein, the Finkelstein Foundation, Inc. and Shirley Finkelstein (collectively, the "Jerry Finkelstein Group"), Melvyn I. Weiss and the M&B Weiss Family Partnership (together, the "Weiss Group") and the holders of the Issuer's $10 Convertible Preferred Stock entered into a Letter Agreement, dated as of May 8, 2001 and consummated on June 4, 2001, pursuant to which, among other things, James Finkelstein was hired to serve as President and Chief Executive Officer of the Issuer. The Letter Agreement is attached as Exhibit 1 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                                                        Page 6 of 10 pages

     Under the terms of the Letter Agreement, the Reporting Parties, the Weiss Group, Ross, the Jerry Finkelstein Group and James Finkelstein have agreed, subject to board approval and the receipt of a fairness opinion, to vote in favor of the following plan (the "Going Private Plan") if proposed before May 15, 2002:

                      1. James Finkelstein or an entity controlled by James Finkelstein would form a new entity ("Newco") and James Finkelstein would contribute all shares of the Issuer's stock owned by him to Newco.

                      2. James Finkelstein would purchase, for an aggregate of $310,000, additional shares of Newco Common Stock which, after giving effect to the transactions described below, would represent 50.1% of the issued and outstanding Newco Common Stock.

                      3. Newco would enter into a merger or other agreement with the Issuer pursuant to which Newco would acquire all of the shares of the Issuer not owned by it for an aggregate consideration of $1.30 per share on the following terms:

                           i. Each of the Jerry Finkelstein Group, Ross, the
                  Weiss Group, the Reporting Parties and the holders of the Issuer's $10 Convertible Preferred Stock would receive for each share of the Issuer's Common Stock owned by them approximately 0.175 shares of Newco Common Stock (having a value of approximately $.175) and approximately $1.125 principal amount of Newco's 5% Subordinated Notes (the "Control Shareholder Consideration").

                           ii. All other stockholders of the Issuer will receive
                  for each of the Issuer's shares owned by them $.35 in cash and $.95 principal amount of Newco's 8% Senior Subordinated Notes due on the fourth anniversary of the consummation of the merger (the "General Shareholder Consideration").

     Pursuant to the terms of the Letter Agreement, the following documents were delivered and the following transactions were consummated:

                      1. James Finkelstein, the Jerry Finkelstein Group, Ross, the Weiss Group and the Reporting Parties (each member of the Jerry Finkelstein Group, Ross, the Reporting Parties and the Weiss Group and James Finkelstein, individually, a "Stockholder" and collectively the "Stockholders") entered into a Stockholders' Agreement dated as of May 8, 2001 and consummated on June 4, 2001 (the "Stockholders' Agreement"). The Stockholders' Agreement is attached as Exhibit 2 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                                                        Page 7 of 10 pages

                      Pursuant to the terms of the Stockholders' Agreement, subject to limited exceptions, James Finkelstein has been granted an irrevocable proxy to vote all of the shares held by the Reporting Parties (the "Reporting Parties Shares") until such time as James Finkelstein ceases to be employed as the President and Chief Executive Officer of the Issuer. In addition, the Stockholders' Agreement provides that, for so long as James Finkelstein is President and Chief Executive Officer of the Issuer, the Stockholders have agreed to act to maintain the size of the Issuer's Board of Directors at 9 members and to vote their shares so as to elect as directors of the Issuer as follows: (i) four persons designated by James Finkelstein, one of whom shall initially be James Finkelstein and one of whom shall initially be Jerry Finkelstein; (ii) one person designated by Ross who shall initially be Ross; (iii) one person designated by the Weiss Group who shall initially be Gary Weiss; (iv) one person designated by the Reporting Parties who shall initially be Martin A. Bell; and (v) two persons designated by the mutual agreement of the Reporting Parties, the Weiss Group and Ross.

                      2. Blair Investment and the Issuer entered into a Subscription Agreement dated as of May 8, 2001 which was consummated on June 4, 2001 (the "Blair Subscription Agreement") pursuant to which Blair Investment purchased 250,000 shares of the Issuer's Common Stock at a purchase price of $1.00 per share. The shares purchased were immediately surrendered to the Issuer in order for the Issuer to satisfy its obligations to James Finkelstein under the terms of the Finkelstein Subscription Agreement described below. The Blair Subscription Agreement is attached as Exhibit 3 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                      3. Blair Investment and the Issuer entered into a second Subscription Agreement dated as of May 8, 2001 which was consummated on June 4, 2001 (the "Blair Debt Conversion Subscription Agreement") pursuant to which Blair Investment converted $150,000 of the Issuer's indebtedness to Blair Investment plus accrued interest of $7,594.82 into shares of the Issuer's Common Stock at a purchase price of $1.00 per share, resulting in the issuance of 7,595 shares of the Issuer's Common Stock to Blair Investment. The Blair Debt Conversion Subscription Agreement is attached as Exhibit 4 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                      4. Rosalind Davidowitz and the Issuer entered into a Subscription Agreement dated as of May 8, 2001 which was consummated on June 4, 2001 (the "Davidowitz Subscription Agreement") pursuant to which Ms. Davidowitz converted all $1,000,000 of the Issuer's indebtedness to Ms. Davidowitz plus accrued interest of $38,575.51 into shares of the Issuer's Common Stock at a purchase price of $1.00 per share, resulting in the issuance of 1,038,575 shares of the Issuer's Common Stock to Ms. Davidowitz. The Davidowitz Conversion Subscription Agreement is attached as Exhibit 5 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                      5. James Finkelstein and the Issuer entered into a Subscription Agreement dated as of May 8, 2001 which was consummated on June 4, 2001 (the "Finkelstein Subscription Agreement") pursuant to which James Finkelstein agreed to purchase 750,000 shares of the Issuer's Common Stock. In addition, in consideration for James Finkelstein's purchase of shares, the Issuer issued to James Finkelstein an additional 250,000 shares of the Issuer's Common Stock (the "Adjustment Shares") which Blair Investment had surrendered. The Finkelstein Subscription Agreement provides that if, on the second anniversary of the date of the Finkelstein Subscription Agreement, the fair market value of the equity securities of the Issuer is equal to or greater than $46,000,000 (an "Adjustment Event"), then James Finkelstein would transfer the Adjustment Shares (or any securities received in respect of the Adjustment Shares) to Blair Investment unless the Going Private Plan occurs, in which case James Finkelstein would deliver to Blair Investment the number of shares of Newco Common Stock and the Newco Subordinated Notes that Blair Investment would have received had it owned the Adjustment Shares on the date of the consummation of the transaction between the Issuer and Newco. Blair Investment was specifically designated as a third party beneficiary of the Finkelstein Subscription Agreement. The Finkelstein Subscription Agreement is attached as Exhibit 6 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                                                    Page 8 of 10 pages

              In connection with the consummation of the transactions contemplated by the Letter Agreement, the following transactions also took place involving the Reporting Parties:

               1. On or about June 4, 2001, the Issuer repaid the principal amount of $300,000 plus accrued interest outstanding on a certain Revolving Note dated March 30, 2001, and the corresponding revolving credit facility was terminated. The Loan Agreement evidencing such revolving credit facility provided that upon repayment in full of the advances under the revolving loans, the Issuer would issue to Blair Investment warrants at an exercise price of $1.00 per share in an amount equal to the aggregate revolving loans outstanding at any one time during the term of the Loan Agreement. Accordingly, upon payment in full of the revolving loans, the Issuer issued to Blair Investment warrants to purchase 300,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share (the "Credit Facility Warrants"). The Credit Facility Warrants are attached as Exhibit 7 to this
          Schedule  13D  and  the  terms  thereof  are  incorporate   herein  by
          reference.

               2. Blair Investment entered into a Warrant Purchase Agreement with James Finkelstein, dated as of April 19, 2001 and effective June 4, 2001, pursuant to which James Finkelstein purchased from Blair Investment one-half of the Credit Facility Warrants, or warrants to purchase up to 150,000 shares of the Issuer's Common Stock at an exercise price of $1.00 per share. The purchase price for such warrants under the Warrant Purchase Agreement was $0.01 per warrant, or an aggregate of $1,500. The form of Warrant Purchase Agreement is attached as Exhibit 8 to this Schedule 13D and the terms thereof are incorporated herein by reference.

                      3. Blair Investment executed a letter dated May 8, 2001 and delivered to each holder of the Issuer's $10 Convertible Preferred Stock (the "$10 Letter Agreement"). Under the terms of the $10 Letter Agreement, if the Going Private Plan occurs, Blair Investment agreed to ensure that the holders of the Issuer's $10 Convertible Preferred Stock would receive common stock in Newco having a value of $.20 per share. This would be effectuated by Blair Investment transferring to each holder of $10 Convertible Preferred Stock such number of shares of Newco's common stock necessary for each holder of $10 Convertible Preferred Stock to receive 0.2 shares of Newco's common stock having a value of $.20 per share. In exchange for such transfer, each holder of the $10 Convertible Preferred Stock would transfer to Blair Investment subordinated notes in Newco having a value equal to the Newco shares transferred. The $10 Letter Agreement is attached as Exhibit 9 to this
         Schedule 13D and the terms thereof are incorporated herein by reference

                      4. Blair Investment also entered into a letter agreement with Ross, Melvyn I. Weiss ("Weiss"), Jerry Finkelstein and Hillel Weinberger dated May 23, 2001 (the "Weinberger Letter"). Under the terms of the Weinberger Letter, Blair Investment, Ross, Weiss and Jerry Finkelstein agreed to exchange, on a pro rata basis, 150,000 shares of the Issuer's Common Stock which would be entitled to receive the Control Shareholder Consideration for the 150,000 shares of the Issuer's Common Stock owned by Mr. Weinberger with respect to which Mr. Weinberger would be entitled to receive the General Shareholder Consideration. The Weinberger Letter is attached as Exhibit 10 to this
         Schedule 13D and the terms thereof are incorporated herein by reference


                  The foregoing description of each of the agreements incorporated by reference into this Item 6 are qualified by reference to the actual agreement attached as an exhibit to this Schedule 13D.

                                                           Page 9 of 10 pages

         Item 7.      Material to be Filed as Exhibits.
                      ---------------------------------

                  The following are filed herewith as Exhibits:


 Exhibit             Description


   1. Letter Agreement dated as of May 8, 2001 by and between News Communications, Inc. and James Finkelstein.

   2. Stockholders' Agreement dated as of May 8, 2001 by and among Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein, Wilbur L. Ross, Jr.; Melvyn I. Weiss, M&B Weiss Family Partnership, J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation, Rosalind Davidowitz, and James Finkelstein.


  3.                Subscription  Agreement  dated as of May 8, 2001 by and
                    between  News  Communications,   Inc.  and  D.H.  Investment
                    Banking Corp. for the purchase of 250,000 shares of common stock

  4.                Subscription  Agreement  dated as of May 8, 2001 by and
                    between  News  Communications,   Inc.  and  D.H.  Investment
                    Banking Corp. for the purchase of 150,000 shares of common stock


  5. Subscription Agreement dated as of May 8, 2001 by and between News Communications, Inc. and Rosalind Davidowitz for the purchase of 1,000,000 shares of common stock.


 6. Subscription Agreement dated as of May 8, 2001 by and between News Communications, Inc. and James Finkelstein for the purchase of 750,000 shares of common stock.

 7. Warrant to purchase 150,000 shares of common stock of News Communications, Inc. at $1,00 per share.


 8. Warrant Purchase Agreement dated as of April 19, 2001 by and between D.H. Blair Investment Banking Corp. and James Finkelstein.


 9.                 Form of Letter from D.H. Blair Investment Banking Corp.
                    to the holders of $10 Convertible Preferred Stock of News Communications, Inc.


10.                 Letter Agreement dated May 23, 2001 by and among Wilbur
                    L. Ross, Jr., Melvyn I. Weiss, Jerry Finkelstein and Hillel Weinberger.


 ----------------------------------------------------------------------------


(1) Filing of this statement shall not be deemed an admission that J. Morton Davis or Blair Investment beneficially own securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis and Blair Investment expressly disclaim beneficial ownership of all securities held by Rosalind Davidowitz for any purpose. Rosalind Davidowitz expressly disclaims beneficial ownership of all securities owned by Mr. Davis or Blair Investment for any purpose.

                                                          Page 10 of 10 pages

                              SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                       /s/ J. Morton Davis
Date:    June 7, 2001              ________________________
         New York, New York                J. Morton Davis





                                       D.H. BLAIR INVESTMENT BANKING CORP.





                                   by: /s/ David Nachamie
Date:    June 7, 2001                  _____________________________
         New York, New York                David Nachamie
                                           Treasurer






Date:    June 7, 2001                    /s/ Rosalind Davidowitz
         New York, New York              ____________________________
                                            Rosalind Davidowitz